                               CONSENT OF EXPERTS


We hereby consent to the filing of that certain KubakaTechnical Report dated February, 2003, including the identification of us as experts, under cover of Form 6-K with the Securities and Exchange Commission and the incorporation by reference of that report and information into Kinross Gold Corporation's registration statements on Form S-8, Registration Nos. 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744, and 333-13742.



By:   /s/Robert Falletta/
         Robert Falletta
Title:   Kubaka Operations Manager




Date:    June 30, 2004